IMPERIAL

26 September 2006



Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON-DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 25/09/2006 – Natural Gas Exploration & Development Joint Venture – Recoverable Reserves

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/09/2006

TIME: 12:11:53

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Exploration & Dev.JV/Recoverable Reserves

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IMPERIAL

25 September 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: RECOVERABLE RESERVES
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation Limited ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has received well reserve reports from its operator, American Natural Resources LLC ("ANR") for the initial 15 wells drilled by the joint venture. Independent engineering consultants have measured Recoverable Gas Reserves at around 3.8 Bcf.

Following 6 weeks of controlled production as the wells are turned in-line, the stabilized flow rate for the first 10 wells has been established at around 750 Mcfpd with field line pressure at around 75psi and well head pressure averaging around 700psi. Based on a typical Appalachian natural gas decline curve, independent engineers have calculated the Future Net Cash Flow for the first 10 wells over the next 10 years at around US$6m (based on Appalachian gas price of US$7.50 Mcf). Wells in this region are expected to produce for in excess of 40 years.

The next 5 wells (wells 11-15) are expected to be turned in-line by the end of September 2006. ANR expects the flow rate per well for the last 5 wells to increase the current average flow rate per well.

The joint venture is currently planning the next 5 well (wells 16-20) drilling program.

Details of joint venture are as follows:

Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	The drilling program focused on the Upper Devonian series that contain numerous gas producing formations.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of up to 150 wells. The first 15 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman

The Recoverable Gas Reserves data supplied in this Report has been provided to ANR by both Billman Geological Consultants, Inc ("Billman") and Allegheny Wireline Services Inc. ("Allegheny"), Both are qualified Companies to provide a technical assessment. All interpretations supplied by Billman and Allegheny are opinions based on inferences from electrical and or other measurements and interpretations.